SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.___)*

OLYMPUS PACIFIC MINERAL INC.

 (Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

68162Q202

(CUSIP Number)

December  20, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Vietnam Enterprise Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		19,708,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,708,500

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,708,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Vietnam Growth Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		45,077,560

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		45,077,560

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	45,077,560

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Dragon Capital Markets Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		1,270,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,270,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,270,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Dragon Capital Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		150,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		64,786,060

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		150,000

WITH:	8	SHARED DISPOSITIVE POWER:

		64,786,060

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	64,786,060

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	17.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Enterprise Investment Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,708,500

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		19,708,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,708,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Dragon Capital Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		66,206,060

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		66,206,060

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	66,206,060

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	18.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1(a).	Name of Issuer Olympus Pacific Minerals Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices Suite 500, 10 King Street East Toronto, Ontario M5C 1C3 Canada
Item 2(a).
Name of Persons Filing

Dragon Capital Group Limited (“DCG”)
Vietnam Enterprise Investments Limited (“VEIL”)
Vietnam Growth Fund Limited (“VGF”)
Dragon Capital Markets Limited (“DC Markets”)
Dragon Capital Management Limited (“DC Management”)
Enterprise Investment Management Limited (“EIML”)

Our last filing related to the Issuer was on Schedule 13D. Since our ownership percentage is now below 20%, the shares that were originally purchased were done so in the ordinary course of business, and we do not plan to attempt to change or influence the control of the issuer, we are now filing on Schedule 13G.

Item 2(b).	Address of Principal Business Office or, if none, Residence c/o Dragon Capital Group Limited 1901 Me Linh Point, 2 Ngo Duc Ke, District 1, Ho Chi Minh City, Vietnam
Item 2(c).	Citizenship See Item 4 of the cover pages attached hereto.
Item 2(d).	Title of Class of Securities Common Shares
Item 2(e).	CUSIP Number 68162Q202
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4(a).	Amount Beneficially Owned See Item 9 of the attached cover pages.
Item 4(b).
Percent of class

See Item 11 of the attached cover pages. The figures reported in Item 11 of the attached cover pages are based upon the number of outstanding shares reported in the Information Circular filed as Exhibit 99.2 to Form 6-K with the Securities and Exchange Commission by Olympus Pacific Minerals Inc. on December 2, 2010, which reported the total outstanding shares of common stock, as of November 19, 2010, as 364,985,063.

Item 4(c).
Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of the attached cover pages

(ii) Shared power to vote or to direct the vote

See Item 6 of the attached cover pages

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of the attached cover pages

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of the attached cover pages

VEIL has sole voting power and sole dispositive power with regard to 19,708,500 Common Shares.  Each of DC Management, EIML and DCG has shared voting power and shared dispositive power with respect to such Common Shares.  VGF has sole voting and dispositive power with respect to 45,077,560 Common Shares.  Each of DC Management and DCG has shared voting power and shared dispositive power with respect to such Common Shares. DC Markets has sole voting power and sole dispositive power with regard to 1,270,000 Common Shares. DCG has shared voting power and shared dispositive power with respect to such Common Shares.  DC Management has sole voting power and sole dispositive power with regard to 150,000 Common Shares. DCG has shared voting power and shared dispositive power with respect to such Common Shares.

Each of EIML, DC Management and DCG, by virtue of their relationships to VEIL, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) the Common Shares which VEIL directly beneficially owns.  Each of EIML, DC Management and DCG disclaims beneficial ownership of such Common Shares for all other purposes.  Each of DC Management and DCG, by virtue of their relationships to VGF, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which VGF directly beneficially owns.  Each of DC Management and DCG disclaims beneficial ownership of such Common Shares for all other purposes.  DCG, by virtue of its relationship with DC Markets, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which DC Markets directly beneficially owns.  DCG disclaims beneficial ownership of such Common Shares for all other purposes.  DCG, by virtue of its relationship with DC Management, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which DC Management directly beneficially owns.  DCG disclaims beneficial ownership of such Common Shares for all other purposes.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable
Item 8.	Identification and Classification of Members of the Group Not applicable
Item 9.	Notice of Dissolution of Group. Not applicable
Item 10.
Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2010

VIETNAM ENTERPRISES INVESTMENTS LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Director

VIETNAM GROWTH FUND LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Director

DRAGON CAPITAL MARKETS LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Director

DRAGON CAPITAL MANAGEMENT LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Director

ENTERPRISE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Director

DRAGON CAPITAL GROUP LIMITED

By:	/s/ Dominic Scriven
Name: Dominic Scriven
Title: Chief Executive Officer